Exhibit 99.1

FOR IMMEDIATE RELEASE - March 10, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD.
(TSX Symbol - PEF; NYSE Alternext Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES 2008 RESERVE INFORMATION

Petroflow Energy Ltd.  (“Petroflow” or the “Company”) is pleased to announce the summary results of its year end December 31, 2008 reserve report, (the “Report”) prepared by Haas Petroleum Engineering Services, Inc. (“Haas”) as of January 1, 2009. The properties evaluated in the Report are located in Oklahoma, Texas and Alberta. The Report was prepared for the purpose of evaluating the Company’s Petroleum and Natural Gas Reserves according to the Canadian Oil and Gas Evaluation Handbook (COGEH) with reserve definitions consistent with National Instrument 51-101 Standards of Disclosure for Oil & Gas Activities (“NI 51 - 101”). In preparing the Report, Haas utilized the January 1, 2009 Summary of Price Forecasts as prepared by McDaniel & Associates Consultants Ltd., an excerpt of which is included below.

SUMMARY HIGHLIGHTS

All of Petroflow’s reserves have been developed since August 2005.  The Company initially acquired three producing properties with proved reserves of 1.6 million barrels of oil equivalent (boe) (proved plus probable reserves of 1.7 million boe) as of December 31, 2005.  Since that time, continuing growth has occurred through drilling activities, mostly in the Company’s Oklahoma Hunton Resource Play.  Even after a 2008 property sale of approximately 2.7 million boe, the Company enjoyed a three year compounded growth rate in proved reserves of 249% (proved plus probable reserves of 264%).

All reserves added during 2008 can be attributed to successful drilling operations in Oklahoma.  On a proved basis, the Company added 8.0 million boe to its reserves during the year before production and asset sales (9.0 million boe on a proved plus probable basis).  The gross additions represented 39% and 34% growth of proved and proved plus probable reserves respectively from Company reserves as at December 31, 2007.  The continuity of reserves is summarized as follows:

		Proved Plus
	Proved	Probable
	Reserves	Reserves
	mmboe’s	mmboe’s

Opening Reserves, January 1, 2008	20.4	26.2
Additions & revisions	8.0	9.0
Production	(1.0)	(1.0)
Juniper sale	(2.7)	(2.7)
Ending reserves, December 31, 2008	24.7	31.4

The reserve information included herein does not yet recognize any reserve value for the Company’s recently announced Joint Venture Arrangement with Patron Energy LLC (see October 6, 2008 press release).  “While it is premature to assign reserves to our holdings in the new areas, we are aware of the completion of a number of wells in close proximity to one of our project areas that have tested at daily production levels of 2500 mcf per day” stated Petroflow COO, Sandy Andrew.

Petroflow is pleased to report the summary highlights of the Report in comparison to the prior year with all dollar amounts in Canadian dollars unless otherwise stated (using a US dollar exchange rate of $USD 1.00 = $CAD 1.224).

RESERVES

At December 31, 2008 proved plus probable reserves increased to 31.4 million boe from 26.2 million boe at December 31, 2007, an increase of 20%.  Proved plus probable reserves using constant 2008 year end prices were 29.9 million boe.

Total proved reserves also increased to 24.7 million boe at December 31, 2008 compared to 20.4 million boe at December 31, 2007, an increase of 21%.  Total proved reserves using constant 2008 year end prices were 22.7 million boe.

The value of before tax proved and probable reserves (NPV 10%) increased from $358.1 million to $603.0 million, based on forecast prices, an increase of 68%. The Report also quantified the NPV 10% value of proved plus probable reserves using December 31, 2008 constant prices at $247.3 million.

The value of before tax proved reserves (NPV 10%) increased from $300.6 million to $490.0 million, based on forecast prices, an increase of 63%. The Report also quantified the NPV 10% value of proved reserves using December 31, 2008 constant prices at $212.0 million.

All reserves added during 2008 can be attributed to successful drilling operations in Oklahoma.   The following tables provide additional information regarding the reserves and applicable net present values.

Summary of Oil and Gas Reserves
Forecast Prices and Costs
	Oil & Condensate		Natural Gas Liquids		Natural Gas
	w.i.*	n.r.i.**	w.i.	n.r.i.	w.i.	n.r.i.
Reserve Category	Mbbl	Mbbl	Mbbl	Mbbl	Mmcf	Mmcf

Proved Producing	1,477	1,197	4,148	3,316	40,001	32,040
Proved Developed Non Producing	170	138	354	284	4,110	3,291
Proved Undeveloped	1,142	916	4,512	3,597	33,267	26,549
Total Proved	2,789	2,251	9,014	7,197	77,378	61,880

Probable	508	405	2,723	2,161	21,007	16,735

Grand Total	3,297	2,656	11,737	9,358	98,385	78,615

*w.i. refers to working interest reserves
**n.r.i. refers to net revenue interest (after royalty) reserves

Net Present Values of Future Net Revenues
Forecast Prices and Costs
	Before Income Taxes
	At 0%	At 5%	At 10%	At 15%
Reserve Category	$000	$000	$000	$000

Proved Producing	551,430	379,645	285,406	227,177
Proved Developed Non Producing	61,752	37,804	27,164	21,203
Proved Undeveloped	459,678	277,295	177,425	117,309
Total Proved	1,072,860	694,744	489,995	365,689

Probable	294,915	176,352	113,004	75,666

Grand Total	1,367,775	871,097	602,999	441,355

Summary of Oil and Gas Reserves
Constant Prices and Costs
	Oil & Condensate		Natural Gas Liquids		Natural Gas
	w.i.	n.r.i.	w.i.	n.r.i.	w.i.	n.r.i.
Reserve Category	Mbbl	Mbbl	Mbbl	Mbbl	Mmcf	Mmcf

Proved Producing	1,262	1,018	4,114	3,289	39,531	31,664
Proved Developed Non Producing	170	138	354	283	4,053	3,244
Proved Undeveloped	1,135	910	4,273	3,405	25,065	19,989
Total Proved	2,567	2,066	8,741	6,977	68,649	54,897

Probable	512	404	2,723	2,161	23,553	13,974

Grand Total	3,079	2,470	11,464	9,138	92,202	68,871

*w.i. refers to working interest reserves
**n.r.i. refers to net revenue interest (after royalty) reserves

Net Present Values of Future Net Revenues
Constant Prices and Costs

	Before Income Taxes
	At 0%	At 5%	At 10%	At 15%
Reserve Category	$000	$000	$000	$000

Proved Producing	247,082	187,518	150,480	125,581
Proved Developed Non Producing	26,005	18,394	14,320	11,742
Proved Undeveloped	134,897	79,899	47,211	26,468
Total Proved	407,984	285,811	212,011	163,791

Probable	96,249	57,305	35,322	22,065

Grand Total	504,233	343,116	247,333	185,856

Summary of Pricing Assumptions As of December 31, 2008

	WTI	Natural Gas	Natural Gas Liquids
	Cushing	Henry Hub
	($US/bbl)	($US/mmbtu)	($US/gal)

2009 Forecast Prices	60.00	7.25	0.74
December 31, 2008 Constant Prices	44.60	5.71	0.64

Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

Note Regarding Reserves Data and Other Oil and Gas Information

NI 51-101 imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities.  We have provided the reserves data and other oil and gas information included in this news release in accordance with NI 51-101 and may differ from the corresponding information prepared in accordance with U.S. disclosure requirements.  Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in the Company’s Form 40-F filed with the SEC on June 16, 2008.

BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, please contact:

Petroflow Energy Ltd.	Petroflow Energy Ltd.
John Melton, President & CEO	Duncan Moodie, Chief Financial Officer
(985) 796-8080	(403) 539-4320
www.petroflowenergy.com	www.petroflowenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.